EXHIBIT 12.1

Ratios of Earnings to Fixed Charges

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized, plus amortization of premiums, discounts and capitalized expenses related to indebtedness, plus an estimate of the interest within rental expense.

	Years Ended December 31,								January 1 to August 23,		August 24 to December 31,		Six Months ended June 31,		Pro Forma Year ended December 31,	Pro Forma Six Months ended June 30,	Pro Forma (Supplement) Year Ended December 31,		Pro Forma (Supplement) Six Months ended June 30
	2003		2004		2005		2006		2007		2007		2008		2007	2008	2007		2008

(Loss) income before income taxes and discontinued operations	15,354		21,936		27,949		31,830		2,279		(3,734)		(967)		(2,831)	(5,552)	(7,496)		(3,091)
Add back minority interests	10,447		15,629		24,952		28,294		15,656		7,685		12,845		23,341	12,845	23,675		12,813
Add back fixed charges	6,762		16,829		6,264		8,699		6,335		15,396		22,198		23,167	26,783	50,245		25,988
Total earnings	32,563		54,394		59,165		68,823		24,270		19,347		34,076		43,677	34,076	66,424		35,710

Interest expense	5,257		14,236		4,213		6,602		4,906		12,891		17,738		20,366	24,490	45,964		23,688
Rent expense equivalent to interest expense	980		1,200		1,380		1,591		1,107		633		994		1,740	994	1,854		1,001
Amortization of deferred financing costs	525		1,393		671		506		322		1,872		3,466		1,061	1,299	2,427		1,299
Total fixed charges	6,762		16,829		6,264		8,699		6,335		15,396		22,198		23,167	26,783	50,245		25,988

Ratio of historical earnings to fixed charges	4.82	x	3.23	x	9.45	x	7.91	x	3.83	x	1.26	x	1.54	x	1.89	1.27	1.32	x	1.37	x